SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                                 (Amendment No. 1)

                                1ST BERGEN BANCORP
           .........................................................
                                 (Name of Issuer)

                      Common Stock, no par value per share
           .........................................................
                        (Title of Class of Securities)

                                  318915-10-5
          ..........................................................
                                 (CUSIP Number)

                                December 31, 1998
           ..........................................................
             (Date of Event which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 318915-10-5

1) Name of Reporting Person and I.R.S. Employer Identification of Above Persons (entities only):

         Greater Community Bancorp
         22-2545165

2)       Check the Appropriate Box if a Member of a Group (See
         Instructions)

         (a)  [  ]
         (b)  [  ]

3)       SEC Use Only:

4)       Citizenship or Place of Organization:

         New Jersey (USA)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5)       Sole Voting Power:  205,757

6)       Shared Voting Power:  O.0

7)       Sole Dispositive Power:  205,757

8)       Shared Dispositive Power:  0.0

9)       Aggregate Amount Beneficially Owned by Each Reporting
         Person:  205,757

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11)      Percent of Class Represented by Amount in Row (9):  8.0%

12)      Type of Reporting Person (See Instructions):  CO

Item 1(a).  Name of Issuer:

         1st Bergen Bancorp

Item 1(b).  Address of Issuer's Principal Executive Offices:

         250 Valley Boulevard
         Wood-Ridge, NJ 07075

Item 2(a).  Name of Person Filing:

         Greater Community Bancorp

Item 2(b).  Address of Principal Business Office, or if none,
Residence:

         55 Union Boulevard
         Totowa, NJ 07512

Item 2(c).  Citizenship:

         New Jersey (USA)

Item 2(d).  Title of Class of Securities:

         Common Stock, no par value per share

Item 2(e).  CUSIP Number:

         318915-10-5

Item 3. If this statement is filed pursuant to Sections 240.13d- 1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker dealer registered under section 15 of the Act (15 U.S.C. 78o);

         (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-
         8);

         (e)  [  ]  An   investment   adviser   in   accordance   with   section
         240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee  benefit plan or endowment fund in accordance  with section 240.13d-1(b)(1)(ii)(G);

         (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
         1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance with ss. 240.13d- 1(b)(1)(ii)(J).

         If this statement is filed pursuant to ss. 240.13d-1(c), check this box [X].

Item 4.  Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:  see cover page item 9

         (b) Percent of class:

         see cover page item 11 [based on issuer's reported shares outstanding as of 9/30/98]

         (c) Number of shares as to which person has: see cover page item 5

           (i)  Sole power to vote or to direct the vote:
                  see cover page item 5

           (ii)   Shared  power to vote or to direct  the vote:  see cover  page item 6

           (iii) Sole power to dispose or to direct the disposition of: see cover page item 7

           (iv) Shared power to dispose or to direct the disposition of: see cover page item 8

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

         Not applicable.

Item 6. Ownership of More than Five Percent on behalf of another person.

         If any person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         Not applicable.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the
Group.

         Not applicable.

Item 9.           Notice of Dissolution of Group.

         Not applicable.

Item 10.  Certifications

         (a)  Not applicable.

         (b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date:  January 28, 1999

Greater Community Bancorp


By:  /s/ George E. Irwin
         --------------------------
         George E. Irwin, President
         Name/Title